UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


09058419

SEC FILE NUMBER
8- 66538

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2008___ AND ENDING___December 31, 2008___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diamond Edge Capital Partners, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

420 Lexington Avenue, Suite 1620
_____
(No. and Street)

New York,	New York	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis Quinn   (212)342-7408
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
_____
(Name – if individual, state last, first, middle name)

1212 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2009
BRANCH OF REGISTRATIONS
AND
02   EXAMINATIONS

CHECK ONE:

☐ Certified Public Accountant

☒ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _Dennis Quinn_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_Diamond Edge Capital Partners, LLC_____ , as

of _____December 31_____ , 20 _08___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____ _2/26/09_
Notary Public

_____
Signature

Chief financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Diamond Edge Capital Partners, LLC
(A Wholly-Owned Subsidiary of
Diamond Edge Capital Holding, LLC
and A Limited Liability Company)

Report on Statement of Financial Condition

December 31, 2008

DIAMOND EDGE CAPITAL PARTNERS, LLC
(A Limited Liability Company)

Index


J.H.COHN LLP
Accountants and Consultants since 1919

Report of Independent Public Accountants

To the Member
Diamond Edge Capital Partners, LLC

We have audited the accompanying statement of financial condition of Diamond Edge Capital Partners, LLC (A Wholly-Owned Subsidiary of Diamond Edge Capital Holdings, LLC and a Limited Liability Company) as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Diamond Edge Capital Partners, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

JH Cohn LLP

New York, New York
February 25, 2009

DIAMOND EDGE CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Current assets:	
Cash and cash equivalents	$ 1,210,535
Accounts receivable	1,521,011
Prepaid expenses and other current assets	28,319
Total current assets	2,759,865
Equipment, furniture and improvements, net	75,044
Investment - nonmarketable securities	483,581
Total	$ 3,318,490

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Accounts payable	$ 73,105
Accrued expenses	532,761
Total current liabilities	605,866
Deferred rent	64,529
Total liabilities	670,395
Commitments	
Member's equity	2,648,095
Total	$ 3,318,490

See Notes to Statement of Financial Condition.

3

DIAMOND EDGE CAPITAL PARTNERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization and business:

Diamond Edge Capital Partners, LLC (the "Company") was formed on February 17, 2004 as a limited liability company in the state of Delaware. The Company is a wholly-owned subsidiary of Diamond Edge Capital Holdings, LLC (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company specializes as a placement agency, primarily focusing on the alternative asset investment community. The Company's clients consist of hedge fund managers, private equity/venture capital managers and real estate managers.

The Company operates under the provisions of paragraph (k)(2) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statement may not necessarily be indicative of the financial condition that would have existed had the Company operated as an unaffiliated entity.

Note 2 - Significant accounting policies:

Basis of presentation:

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Revenue recognition:

Fee revenue consists of fixed private placement fees based upon the initial investment in a fund, and/or a fixed percentage of the management and incentive fees generated by the initial investment in a fund. The Company records fee revenue either upon the capital commitment, the drawdown of the capital commitment, or when the Company is contractually entitled. In certain instances, retainer fees are received which are recorded as earned.

Cash equivalents:

Cash equivalents consist of short-term, highly liquid investments which are readily convertible into cash and have original maturities of three months or less when acquired.

4

DIAMOND EDGE CAPITAL PARTNERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 2 - Significant accounting policies (continued):

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for doubtful accounts will change. At December 31, 2008, no allowance was necessary.

Equipment, furniture and improvements:

Equipment, furniture and improvements are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of equipment and furniture. Amortization of leasehold improvements is provided by the straight-line method based upon the shorter of the term of the related lease or estimated useful life. Maintenance and repair costs are charged to expense as incurred; costs of major additions and betterments are capitalized.

Income taxes:

The Company is a single-member LLC and as such is a disregarded entity for tax purposes. The Company's taxable income is included in the partnership return of its Parent. As a partnership, there is no Federal or New York State income tax; instead the earnings and losses are included in the personal returns of the Parent's members and taxed depending on their personal tax situations. Accordingly, the accompanying financial statement does not reflect a provision or liability for Federal or New York State income taxes. The Company is included in the consolidated New York City Unincorporated Business Tax ("UBT") return filed by its Parent. A provision for UBT has been included in the financial statement based on the Company's own operations.

The Company accounts for UBT pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. A deferred tax provision and the related deferred tax assets and liabilities are recorded by the Company based upon the expected future tax consequences of temporary differences generated as a result of its own operations. There were no material deferred tax assets or liabilities at December 31, 2008.

Note 2 - Significant accounting policies (concluded):

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Deferred rent:

Deferred rent represents the excess of rent expense recognized on a straight-line basis over scheduled lease payments.

Fair value measurements:

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157 "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. In early 2008, the FASB issued Staff Position ("FSP") FAS-157-2, "Effective Date of FASB Statement No. 157", which delays by one year, the effective date of SFAS 157 for certain nonfinancial assets and nonfinancial liabilities. The Company has adopted the portion of SFAS 157 that has not been delayed as of the beginning of its 2008 fiscal year and plans to adopt the balance of its provisions as of the beginning of its 2009 fiscal year.

New accounting pronouncements:

In June 2006, FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS No. 109," was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FASB Staff Position ("FSP") FIN 48-3 deferred adoption for most nonpublic enterprises to annual periods beginning after December 15, 2008. The Company, pursuant to the FSP, has elected to defer its application until its required effective date of January 1, 2009. The Company's policy for evaluating uncertain tax positions prior to the adoption of FIN 48 has been to provide for income taxes based on positions taken on the Company's tax return with valuation allowances established for uncertain positions based on the guidance established by SFAS No. 5 "Accounting for Contingencies". Management has begun evaluating the financial impact of applying the provisions of FIN 48 to all tax positions and does not believe there will be a material financial statement impact.

Note 3 - Fair value measurements:

As stated in Note 2, on January 1, 2008, the Company adopted the methods of fair value as described in SFAS 157 to value its financial assets and liabilities. As defined in SFAS 157, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, SFAS 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Financial assets carried at fair value at December 31, 2008 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Private equity investment			$483,581	$483,581
Total assets at fair value			$483,581	$483,581

Financial assets using Level 3 inputs were valued utilizing the net asset valuations provided by the underlying private investment company and/or their administrators. Management considers subscriptions and redemption rights, including any restrictions on the disposition of the interest, and other valuation information received from the underlying manager, in its determination of fair value. Valuation techniques utilized to determine fair value are consistently applied.

Note 3 - Fair value measurements (concluded):

The following table provides a summary of changes in fair value of the Company's assets valued using Level 3 inputs for the year ended December 31, 2008.

Private equity investment:	
Balance, January 1, 2008	$ -
Gains (losses) realized and unrealized	
Purchases	483,581
Balance, December 31, 2008	$483,581

There were no unrealized gains (losses) for investments still held at December 31, 2008.

Note 4 - Equipment, furniture and improvements:

Furniture and fixtures	$ 27,049
Equipment	39,573
Leasehold improvements	123,062
	189,684
Less accumulated depreciation and amortization	114,640
Total	$ 75,044

Note 5 - Accrued expenses:

The Company entered into a separation agreement with a former employee. Included in accrued expenses is $420,000 remaining to be paid (without interest) to the former employee through August 2009.

Note 6 - Irrevocable standby letter of credit:

The Company has an irrevocable standby letter of credit with City National Bank in the amount of approximately $100,800 that automatically extends on a yearly basis. This standby letter of credit is used as a security deposit for the Company's landlord.

Note 7 - Concentrations of credit risk:

Fee revenue from two clients represents approximately 50% of the revenue earned during 2008.

The Company maintains its cash and cash equivalents accounts in one commercial bank. At times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings. At December 31, 2008, the Company had cash and cash equivalent balances in excess of Federally insured limits in the amount of approximately $645,000.

Note 8 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $525,283, which was $480,590 in excess of its required net capital of $44,693. The Company's ratio of aggregate indebtedness to net capital was 1.28 to 1.

Note 9 - Lease commitments:

The Company is party to an agreement to lease its operating facilities through October 31, 2010.

The Company's lease agreement provides for scheduled rent increases, as well as various real estate and cost of living escalations during the term of the lease, as well as a four month rent abatement during the first year. In accordance with Financial Accounting Standards Board Technical Bulletin No. 85-3 – *Accounting for Operating Leases with Scheduled Rent Increases*, the Company is accounting for this lease on a straight-line basis. The result of this lease accounting is a deferred rent liability of approximately $65,000 at December 31, 2008. Future minimum lease commitments are as follows:

Years ending December 31,		
	2009	$108,000
	2010	93,000
	Total	$201,000